FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on April 25, 2006

DryShips Inc. Announces the Acquisition of its 29th Vessel

ATHENS, Greece, April 25, 2006 - DryShips Inc. (Nasdaq: DRYS), announced today that is has entered into an agreement to acquire a second-hand Panamax drybulk carrier. This is the second vessel acquisition since DryShips announced its new credit facility arranged by HSH Nordbank and Bank of Scotland.

The vessel, m.v. Atacama, a 2001 built, 75,941 deadweight ton, or dwt, Panamax drybulk carrier, will be acquired with a timecharter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008.  The seller is an unaffiliated company.

This follows the acquisition of m.v. Hille Oldendorff, a 2005 built, 55,566 dwt handymax drybulk carrier, announced on March 28th,  purchased with a bareboat charter attached at $19,745 per day, net of commissions, until March 2007.  In a bareboat charter, the bareboat charterer bears all operating expenses.

Mr. George Economou, DryShips' Chairman and Chief Executive Officer, commented:

 "The purchase of the Atacama will increase the Company’s secure cash flow and be immediately accretive to earnings per share. The average daily timecharter rate of approximately $23,000 expected to be earned over the remaining time charter period of 22 months is about $9,000 above the equivalent forward rate . The acquisition of these vessels is a clear demonstration of the ability of DryShips to grow with the support of our new lenders.

Our objective is to take advantage of market opportunities as these may occur throughout 2006 and expand our fleet by acquiring vessels at levels which will enable us to maximize our earnings and profitability when freight markets recover. In this context, we also strive to enhance the stability and predictability of our earnings by acquiring, whenever possible, vessels which have profitable time charters. This strategy optimizes our fleet deployment between the spot and period markets and increases the stability of our earnings while still enabling us to benefit from an eventual upswing of the spot charter market”.

With a young and modern fleet of 29 vessels, we reaffirm our leadership position as the largest dry bulk company listed on a US exchange both in terms of fleet size and revenue.”

Fleet Profile

The table below provides an update of our fleet composition and its deployment:

* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market.   For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month’s earnings.

*** The daily rate quoted for the m.v. Atacama extends until February/May 2007; thereafter the vessel has been fixed on a daily rate of $18,400 through February 2008.

About DryShips Inc.

DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide.  As of the date of this announcement, DryShips owns a fleet of 28 drybulk carriers consisting of 4 Capesize, 22 Panamax and 3 Handymax vessels, with a combined carrying capacity of approximately 2.3 million dwt. DryShips has also entered into an agreement to acquire one additional Panamax vessel. DryShips, which maintains its executive offices in Greece, is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on the NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.  In addition, availability of financing could be affected by failure to complete definitive documentation, and the ability to acquire vessels could be affected by non-performance of a counterparty.  Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Information contained on our website does not constitute a part of this press release.

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  April 25, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer